EXHIBIT 99.1
                                                                    ------------

                COMPTON PETROLEUM ANNOUNCES THIRD QUARTER RESULTS

FOR IMMEDIATE RELEASE                                         NOVEMBER 10, 2005

CALGARY, ALBERTA - Compton Petroleum Corporation ("Compton" or the "Company") is pleased to announce its financial and operating results for the quarter ended September 30, 2005.

HIGHLIGHTS

o Cash flow of $74 million, 58% increase from third quarter 2004.
o Revenue of $145 million, 42% increase from third quarter 2004.
o Drilled a record 147 wells during the third quarter with a 97% success rate.
o 312 wells drilled to date, on track to complete 2005 planned 390 well program.
o Quarterly production averaged 29,041 boe/d, a 7% increase from third quarter of 2004.
o NYSE application approved; common shares to trade under symbol "CMZ" in December 2005.

FINANCIAL SUMMARY

--------------------------------------------------------------------------------------------------------------
                                           Three Months Ended Sept. 30         Nine Months Ended Sept. 30
($000s, except per share amounts)           2005       2004       Change       2005         2004      Change
 Gross revenue                            $145,114    $102,299       42%     $373,451     $290,470       29%
 Cash flow from operations (1)            $ 74,189    $ 46,891       58%     $188,472     $135,549       39%
 Per share - basic (1)                    $   0.58    $   0.40       45%     $   1.51     $   1.16       30%
           - diluted (1)                  $   0.56    $   0.38       47%     $   1.44     $   1.10       31%
 Adjusted net earnings from               $ 25,794    $ 10,863      137%     $ 60,069     $ 40,527       48%
   operations (1)(2)
 Net earnings                             $ 11,127    $ 21,977      -49%     $ 43,220     $ 47,256       -9%
 Per share - basic                        $   0.09    $   0.19      -53%     $   0.35     $   0.40      -13%
           - diluted                      $   0.08    $   0.18      -56%     $   0.33     $   0.38      -13%
 Capital expenditures                     $153,515    $ 74,082      107%     $340,618     $226,187       51%
--------------------------------------------------------------------------------------------------------------

(1) See cautionary statements preceding Management's Discussion and Analysis.
(2) 2004 amounts adjusted to exclude non-controlling interest.

OPERATING SUMMARY

-------------------------------------------------------------------------------------------------------------
                                           Three Months Ended Sept. 30        Nine Months Ended Sept. 30
                                           2005         2004     Change       2005        2004       Change
  Average production
     Natural gas (MMCF/D)                    130          123        6%          130        122         7%
     Liquids (BBLS/D)                      7,351        6,712       10%        7,231      6,117        18%
-------------------------------------------------------------------------------------------------------------
     Total (BOE/D)                        29,041       27,268        7%       28,879     26,430         9%
  Realized prices
     Natural gas ($/MCF)                  $ 8.46       $ 6.48       31%       $ 7.46     $ 6.52        14%
     Liquids ($/BBL)                       64.75        46.60       39%        55.24      43.33        27%
-------------------------------------------------------------------------------------------------------------
     Total ($/BOE)                        $54.31       $40.78       33%       $47.37     $40.11        18%
  Field netback ($/BOE)                   $33.84       $24.56       38%       $29.01     $24.37        19%
-------------------------------------------------------------------------------------------------------------

OPERATIONS REVIEW

Compton's third quarter drilling program proceeded as planned despite extremely wet field conditions continuing throughout Central and Southern Alberta. A total of 147 gross wells were drilled during the third quarter with excellent results in all areas. As of the end of September, the Company drilled a total of 277 wells in 2005 with an overall success rate of 95%.

In addition to the 312 wells drilled to date, all locations for the 2005 drilling program have been identified and Compton is currently pursuing 2006 locations. Compton has been the eighth most active operator in Canada throughout the third quarter. The Company currently has 13 rigs working and has secured the drilling rigs required to complete the 2005 program. The Company is confident it will complete its 2005 drilling program of 390 wells.

DRILLING SUMMARY

Of the 147 wells drilled during the quarter, 118 were classified as development wells and 29 as exploratory wells. The increasing development of the Company's oil and gas plays is reflected by the growing proportion of development wells in 2005 compared to prior years.

The following table summarizes drilling results to September 30, 2005.

----------------------------------------------------------------------------------------------------
                                     Gas      Oil       D&A       Total         Net        Success
----------------------------------------------------------------------------------------------------
Southern Alberta                     132        1         2         135         127            99%
Central Alberta                       48        7         -          55          27           100%
Peace River Arch                       2       71        12          85          78            86%
----------------------------------------------------------------------------------------------------
                                     182       79        14         275         232            95%
Standing, cased wells                                                 2           1
----------------------------------------------------------------------------------------------------
TOTAL                                                               277         233
----------------------------------------------------------------------------------------------------

SOUTHERN ALBERTA

During the third quarter of 2005, Compton drilled 72 wells with a 97% success rate in Southern Alberta.

HOOKER

Compton is continuing the development of its Basal Quartz resource play at Hooker. At the end of September, the Company had drilled a total of 17 wells, including four wells in the third quarter. All wells have been successful and have met or exceeded expectations. Currently an additional three wells have been licensed and a further 33 locations have been identified and are in various stages of licensing. Compton is conducting extensive modeling of the Hooker play, including core analysis, to confirm its expectations that original gas in place may be greater than the Company initially determined.

PLAINS BELLY RIVER

At September 30, 2005, Compton had drilled 102 wells targeting natural gas in the Belly River group of sands, including 30 wells drilled during the third quarter. All wells have been successful and have encountered multiple pay zones. An additional 120 well locations have been identified, 30 of which have been licensed. At the end of the quarter, Compton had over 70 wells from the

2005 program waiting on either drier field conditions or frost to be tied in. The majority of these wells have been completed and successfully flow tested at rates similar to or exceeding the 250 wells on production at the beginning of 2005.

HORSESHOE CANYON COAL BED METHANE

During the third quarter, Compton continued the evaluation of its unrealized CBM potential on the Company's extensive land position in Southern Alberta. The Company drilled 12 CBM wells during the quarter, for a total of 19 CBM wells drilled to date. These wells comprise four of the six pilots planned in the area. The remaining two pilots are in various stages of well licensing. Cores from the wells are undergoing extensive three month testing to evaluate coal quality and gas content that will enable Compton to recognize CBM reserves at year end. Initial preliminary results from this testing are very encouraging and in accordance with expectations. Currently the Company has no reserves booked to the Edmonton Horseshoe Canyon formation. Comprehensive geological and resource results from the pilots will be forthcoming during the next few weeks.

Additionally, the Company has commenced the re-completion of 10 Belly River wells for Edmonton Horseshoe Canyon CBM. In excess of 70 Belly River wells are scheduled for CBM re-completion in 2006, based on the ongoing pilot completion and core data.

CALLUM THRUSTED BELLY RIVER

At Callum, Compton has drilled one well of its 2005 program. The analysis of full diameter and sidewall cores from the well is ongoing. Well license applications for two additional multi-well pads at Callum have been filed with the Alberta Energy and Utilities Board and the Company is awaiting regulatory approval to commence drilling. Based on formation sensitivity analysis on core samples from the well, the Company is preparing completion and workover programs for existing and future wells. Initial information obtained from the core analysis will be beneficial in developing future completion programs.

CENTRAL ALBERTA

Central Alberta provides Compton with excellent exploration and development drilling opportunities using similar techniques gained through its experience from Southern Alberta unconventional gas drilling. Compton drilled 32 wells in the third quarter of 2005 with a 100% success rate.

At Niton, during the first nine months of 2005, the Company has drilled a total of 21 wells of a 26 well program targeting the Gething and Rock Creek formations. Eleven wells were drilled during the third quarter. All wells have been successful and results have exceeded expectations. An additional 25 locations have been identified.

PEACE RIVER ARCH

The Peace River Arch area contains multi-zone potential, including light oil production at Cecil and Worsley and natural gas exploration at Howard and Pouce Coupe. Compton drilled 43 wells in the third quarter of the year with a 95% success rate.

During the third quarter, 28 Charlie Lake oil wells were drilled at Worsley and a total of 67 wells have been drilled thus far in 2005. The extent of the Charlie Lake H & J pools at Worsley have been expanded significantly. The oil in place is currently estimated to have doubled as compared to January 1, 2005 mapping. An additional 62 drilling locations have been identified. The drill program at Worsley is being expanded and an additional 15 wells are planned for 2005. Also during the quarter, a full scale water flood was implemented on six pilots and the gas plant and battery were expanded to accommodate the increased drilling.

At Cecil, seven 100% working interest horizontal Charlie Lake oil wells were drilled during the third quarter. Three 100% working interest wells were placed on production adding in excess of 500 bbls/d on a combined basis. At quarter end, Compton had four operated horizontal oil wells awaiting tie-in. As a result of success to date, the Company now plans to drill ten horizontal locations per quarter during the next two quarters.

CORPORATE DEVELOPMENTS

FINANCING

On October 31, 2005 Compton commenced a tender offer to purchase all of the Company's outstanding U.S.$165 million 9.90% Senior Notes.

NYSE LISTING

On October 10, 2005 Compton received approval to list its common stock for trading on the New York Stock Exchange. Trading will commence on December 6, 2005 under the ticker symbol CMZ. The Company's capital stock will also continue to trade on the TSX under the symbol CMT.

OUTLOOK

The majority of Compton's operations are located in Southern and Central Alberta, which have experienced unusual amounts of rain during the summer months. Record rainfall and flood conditions in June were followed by abnormally high levels of precipitation throughout the summer and into September. During the weekend of September 9, 2005, the City of Calgary experienced 3.1 inches of rain as compared to an average annual rainfall of 11.8 inches.

As a result of Compton's large inventory of drill locations, the Company's drilling program has not been adversely affected by weather conditions to any great extent. Well completions, pipeline construction and tie-ins, however, have been interrupted and delayed by the continued wet field conditions. These delays have, in turn, impacted production growth. Compton expects average production for 2005 to be in the range of 30,000 to 31,000 boe/d. December production is estimated to be in the range of 35,500 to 37,500 boe/d.

At the end of October, the Company was producing approximately 31,000 boe/d with in excess of 6,000 boe/d behind pipe.

Guidance for 2006 will be provided prior to year end, on completion of the Company's 2006 budget.

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

ADVISORIES

MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A") IS INTENDED TO PROVIDE BOTH AN HISTORICAL AND PROSPECTIVE VIEW OF THE COMPANY'S ACTIVITIES. THE MD&A WAS PREPARED AS AT NOVEMBER 9, 2005 AND SHOULD BE READ IN CONJUNCTION WITH THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND MD&A FOR THE YEAR ENDED DECEMBER 31, 2004, AVAILABLE IN PRINTED FORM ON REQUEST AND POSTED ON THE COMPANY'S WEBSITE.

FORWARD LOOKING STATEMENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS MAY CONTAIN CERTAIN FORWARD LOOKING STATEMENTS UNDER THE MEANING OF APPLICABLE SECURITIES LAWS. FORWARD LOOKING STATEMENTS INCLUDE ESTIMATES, PLANS, EXPECTATIONS, OPINIONS, FORECASTS, PROJECTIONS, GUIDANCE OR OTHER STATEMENTS THAT ARE NOT STATEMENTS OF FACT. ALTHOUGH COMPTON BELIEVES THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD LOOKING STATEMENTS ARE REASONABLE, IT CAN GIVE NO ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE TO BE CORRECT. THERE ARE MANY FACTORS THAT COULD CAUSE FORWARD LOOKING STATEMENTS NOT TO BE CORRECT, INCLUDING RISKS AND UNCERTAINTIES INHERENT IN THE COMPANY'S BUSINESS. THESE RISKS INCLUDE, BUT ARE NOT LIMITED TO:
CRUDE OIL AND NATURAL GAS PRICE VOLATILITY, EXCHANGE RATE FLUCTUATIONS, AVAILABILITY OF SERVICES AND SUPPLIES, OPERATING HAZARDS, MECHANICAL FAILURES, UNCERTAINTIES IN THE ESTIMATES OF RESERVES AND IN PROJECTIONS OF FUTURE RATES OF PRODUCTION AND TIMING OF DEVELOPMENT EXPENDITURES, GENERAL ECONOMIC CONDITIONS, THE ACTIONS OR INACTIONS OF THIRD-PARTY OPERATORS AND REGULATORY PRONOUNCEMENTS. THE COMPANY'S FORWARD LOOKING STATEMENTS ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THIS ADVISORY.

NON-GAAP FINANCIAL MEASURES

INCLUDED IN THE MD&A AND ELSEWHERE IN THIS REPORT ARE REFERENCES TO TERMS USED IN THE OIL AND GAS INDUSTRY SUCH AS CASH FLOW, CASH FLOW PER SHARE AND ADJUSTED NET EARNINGS FROM OPERATIONS. THESE TERMS ARE NOT DEFINED BY GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") IN CANADA AND CONSEQUENTLY ARE REFERRED TO AS NON-GAAP MEASURES. REPORTED AMOUNTS MAY NOT BE COMPARABLE TO SIMILARLY TITLED MEASURES REPORTED BY OTHER COMPANIES.

CASH FLOW FROM OPERATIONS SHOULD NOT BE CONSIDERED AN ALTERNATIVE TO, OR MORE MEANINGFUL THAN, CASH PROVIDED BY OPERATING, INVESTING AND FINANCING ACTIVITIES OR NET EARNINGS AS DETERMINED IN ACCORDANCE WITH CANADIAN GAAP, AS AN INDICATOR OF THE COMPANY'S PERFORMANCE OR LIQUIDITY. CASH FLOW FROM OPERATIONS IS USED BY COMPTON TO EVALUATE OPERATING RESULTS AND THE COMPANY'S ABILITY TO GENERATE CASH TO FUND CAPITAL EXPENDITURES AND REPAY DEBT.

ADJUSTED NET EARNINGS FROM OPERATIONS REPRESENTS NET INCOME EXCLUDING CERTAIN ITEMS THAT ARE LARGELY NON-OPERATIONAL IN NATURE AND SHOULD NOT BE CONSIDERED AN ALTERNATIVE TO, OR MORE MEANINGFUL THAN, NET EARNINGS AS DETERMINED IN ACCORDANCE WITH CANADIAN GAAP. ADJUSTED NET EARNINGS FROM OPERATIONS IS USED BY THE COMPANY TO FACILITATE COMPARABILITY OF EARNINGS BETWEEN PERIODS.

USE OF BOE EQUIVALENTS

THE OIL AND NATURAL GAS INDUSTRY COMMONLY EXPRESSES PRODUCTION VOLUMES AND RESERVES ON A BARREL OF OIL EQUIVALENT ("BOE") BASIS WHEREBY NATURAL GAS VOLUMES ARE CONVERTED AT THE RATIO OF SIX THOUSAND CUBIC FEET TO ONE BARREL OF OIL. THE INTENTION IS TO SUM OIL AND NATURAL GAS

MEASUREMENT UNITS INTO ONE BASIS FOR IMPROVED MEASUREMENT OF RESULTS AND COMPARISONS WITH OTHER INDUSTRY PARTICIPANTS. IN SEVERAL SECTIONS THAT FOLLOW, COMPTON HAS USED THE 6:1 BOE MEASURE WHICH IS THE APPROXIMATE ENERGY EQUIVALENCY OF THE TWO COMMODITIES AT THE BURNER TIP. HOWEVER, BOE DOES NOT REPRESENT A VALUE EQUIVALENCY AT THE PLANT GATE WHERE COMPTON SELLS ITS PRODUCTION VOLUMES AND THEREFORE MAY BE A MISLEADING MEASURE IF USED IN ISOLATION.

Compton is an independent, public company actively engaged in the exploration, development and production of natural gas, natural gas liquids and crude oil in Western Canada. Compton also controls and manages the operations of the Mazeppa Processing Partnership ("MPP"), which owns significant midstream assets critical to the Company's activities in Southern Alberta. The accounts of MPP are consolidated in the Company's financial statements.

EXECUTIVE SUMMARY

o Cash flow from operations was $74 million for the three months ended September 30, 2005, a new record driven by continued strong commodity prices and production growth.

o Adjusted net earnings from operations for the third quarter rose 137% from the third quarter of 2004 to $26 million.

o Net earnings were $11 million for the quarter, down 49% from the third quarter of 2004 primarily as a result of unrealized risk management losses.

o Quarterly production averaged 29,041 boe/d, a 7% increase from third quarter of 2004.

RESULTS OF OPERATIONS

------------------------------------------------------------------------------------------------------------------
                                                 Three Months Ended Sept. 30        Nine Months Ended Sept. 30
($000s, except per share amounts)                  2005         2004  Change          2005          2004  Change
Cash flow from operations (1)                   $74,189      $46,891     58%      $188,472      $135,549     39%
Per share - basic                               $  0.58      $  0.40     45%      $   1.51      $   1.16     30%
          - diluted                             $  0.56      $  0.38     47%      $   1.44      $   1.10     31%
  Adjusted net earnings from operations (2)     $25,794      $10,863    137%      $ 60,069      $ 40,527     48%
Net earnings                                    $11,127      $21,977    -49%      $ 43,220      $ 47,256     -9%
Per share - basic                               $  0.09      $  0.19    -53%      $   0.35      $   0.40    -13%
          - diluted                             $  0.08      $  0.18    -56%      $   0.33      $   0.38    -13%
------------------------------------------------------------------------------------------------------------------

(1) Cash flow from operations represents net income before depletion and depreciation, future income taxes and other non-cash expenses.
(2) Adjusted net earnings eliminates the after tax effects of certain non-operational items. 2004 amounts adjusted to exclude non-controlling interest.

Cash flow from operations for the three and nine months ended September 30, 2005 reached a new high as a result of strong realized commodity prices and increasing production levels. Cash flow increased 20% from the second quarter of 2005 as the result of higher realized prices.

Compton utilizes various financial instruments to manage financial risks associated with fluctuations in commodity prices, interest rates and currency exchange rates. The Company accounts for these derivative financial instruments on a mark-to-market basis which measures the change in value of the contracts from period to period. This change in value is recorded as an unrealized gain or loss for the period. Net earnings for the three and nine month periods ended September 30, 2005 reflect a before tax unrealized risk management loss of $35.7 million and $34.9 million respectively.

The major component of these unrealized losses relates to commodity hedge losses. Generally, the Company's commodity hedges are comprised of costless collars which protect the Company should commodity prices fall below a predetermined amount. Alternatively, the Company foregoes any benefit should commodity prices rise above a set amount. In reality, the Company purchases a "put" and sells a "call". At the time of entering into the contract, and based upon commodity prices as of that date, the cost of the put equals the selling price of the call resulting in no cost to the Company. These collars, both the put and the call, are evaluated on a mark-to-market basis at the end of each reporting period and any change in value is recognized as an unrealized gain or loss. Effectively the mark-to-market value reflects a loss or gain that would be realized if the contracts were closed as of that date. It is not the intent of the Company to close out the contracts prior to maturity and accordingly, as long as commodity prices trade in a range between the put (floor) and call (ceiling) price, no gain or loss will be realized and the recognized unrealized gain or loss will be reversed in subsequent periods. This would be the case with the majority of the Company's currently outstanding commodity hedges. Outstanding commodity hedge contracts and the associated gains and losses are outlined in detail in the Risk Management section of the MD&A and note 11(a) to the Financial Statements.

Net earnings decreased 50% from the second quarter of 2005 predominantly due to these risk management fluctuations.

ADJUSTED NET EARNINGS FROM OPERATIONS

---------------------------------------------------------------------------------------------------------
                                                           Three Months Ended        Nine Months Ended
                                                                Sept. 30                  Sept. 30
  ($000s, except per share amounts)                        2005        2004          2005        2004
  Net earnings, as reported                               $11,127      $21,977     $43,220      $47,256
  Non-operational items, after tax
    Unrealized foreign exchange (gain) loss                (8,640)     (10,170)     (5,693)      (3,763)
    Unrealized risk management (gain) loss                 22,257       (1,327)     21,796        3,736
    Stock-based compensation                                1,050          383       2,654        1,657
    Effect of tax rate changes on future income tax             -            -      (1,908)      (8,359)
        liabilities
---------------------------------------------------------------------------------------------------------
  Adjusted net earnings from operations                   $25,794      $10,863     $60,069      $40,527
  Per share - basic                                       $  0.20      $  0.09     $  0.48      $  0.35
            - diluted                                     $  0.19      $  0.09     $  0.46      $  0.33
---------------------------------------------------------------------------------------------------------

Net earnings are affected by items of a non-operational nature. To assist in the comparability of net earnings between periods, the Company calculates adjusted net earnings from operations, which eliminates the after tax effect of these items.

The foregoing reconciliation presents the after tax effects of items of a non-operational nature that are included in the Company's financial results.

REVENUE

------------------------------------------------------------------------------------------------------------
                                              Three Months Ended Sept. 30       Nine Months Ended Sept. 30
                                             2005        2004       Change      2005         2004    Change
Average production
   Natural gas (MMCF/D)                        130        123         6%          130          122      7%
   Liquids (light oil & ngls) (BBLS/D)       7,351      6,712        10%        7,231        6,117     18%
------------------------------------------------------------------------------------------------------------
  Total (BOE/D)                             29,041     27,268         7%       28,879       26,430      9%

Benchmark prices
  NYMEX (U.S.$/MMBTU)                     $   8.25    $   5.56       48%     $   7.12     $   5.82     22%
  AECO ($/GJ)                             $   7.74    $   5.99       29%     $   7.03     $   6.01     17%
  WTI (U.S.$/BBL)                         $  63.19    $  43.88       44%     $  55.40     $  39.11     42%
  Edmonton Par ($/BBL)                    $  76.51    $  56.99       34%     $  67.91     $  51.65     31%

Realized prices
   Natural gas ($/MCF)                    $   8.46    $   6.48       31%     $   7.46     $   6.52     14%
   Liquids ($/BBL)                           64.75       46.60       39%        55.24        43.33     27%
------------------------------------------------------------------------------------------------------------
  Total ($/BOE)                           $  54.31    $  40.78       33%     $  47.37     $  40.11     18%

Revenue ($000S)
  Natural gas                             $101,324    $ 73,523       38%     $264,412     $217,844     21%
  Crude oil and ngls                        43,790      28,776       52%      109,039       72,626     50%
------------------------------------------------------------------------------------------------------------
  Total                                   $145,114    $102,299       42%     $373,451     $290,470     29%
------------------------------------------------------------------------------------------------------------

Production for the three and nine months ended September 30, 2005 increased from comparative periods due to Compton's ongoing exploration and development program. Production increased only marginally from the prior quarter as extremely wet field conditions throughout the summer delayed well completions and tie-ins. Approximately 6,000 boe/d of production remains behind pipe and is waiting to be brought on stream. Production is currently approximately 31,000 boe/d and 14 pipeline and facilities production crews are working to tie in over 150 wells.

Total revenue for the three and nine months ended September 30, 2005 increased from the prior periods in 2004 due to a combination of increased production volumes and higher realized prices.

----------------------------------------------------------------------------------------------------
                                                           Natural Gas      Oil & Ngls      Total
($000s)                                                      Revenue          Revenue      Revenue
----------------------------------------------------------------------------------------------------
Revenue three months ended September 30, 2004                $ 73,523         $28,776      $102,299
Increase in production volumes                                  5,298           3,806         9,104
Increase in prices                                             22,503          11,208        33,711
----------------------------------------------------------------------------------------------------
Revenue three months ended September 30, 2005                $101,324         $43,790      $145,114
----------------------------------------------------------------------------------------------------

Revenue increased 19% from the second quarter of 2005 largely as a result of a quarter over quarter increase in realized commodity prices.

Approximately 11% of Compton's natural gas production remains committed to aggregator contracts, which received a price during the current quarter that was, on average, $0.90/mcf less than prices received on non-aggregator volumes.

Commodity hedge gains and losses are not included in realized prices, but are reflected in "Risk Management" on the consolidated income statements.

ROYALTIES

---------------------------------------------------------------------------------------------------
                                 Three Months Ended Sept. 30          Nine Months Ended Sept. 30
                                  2005          2004      Change       2005       2004      Change
Royalties ($000S)               $35,716       $24,647       45%      $89,193    $67,929        31%
Percentage of revenues            24.6%         24.1%         -        23.9%      23.4%          -
---------------------------------------------------------------------------------------------------

The Alberta Crown royalty structure is based upon commodity prices and well productivity with higher prices and well productivity attracting higher royalty rates. The Company's royalty rate for the three and nine months ended September 30, 2005 was consistent with prior periods. The Company's royalty rate for the three months ended September 30, 2005 increased from that of the preceding quarter as a result of an annual gas cost allowance adjustment being recorded in the second quarter of 2005.

OPERATING EXPENSES

---------------------------------------------------------------------------------------------------
                                      Three Months Ended Sept. 30       Nine Months Ended Sept. 30
                                      2005        2004        Change    2005       2004     Change
Operating expenses ($000S)          $15,973     $14,013        14%    $47,873    $39,964       20%
Operating expenses per boe ($/BOE)  $  5.98     $  5.59         7%    $  6.07    $  5.52       10%
---------------------------------------------------------------------------------------------------

Operating costs per boe for the three and nine months ended September 30, 2005 increased from the corresponding periods in 2004 due to an overall rise in industry costs and the addition of field staff required for the Company's expanding operations. High commodity prices have accelerated activity throughout the oil and gas industry, increasing the demand for and cost of goods and services. Operating costs of $5.98 per boe for the third quarter were relatively unchanged from $6.09 per boe in the second quarter of 2005.

TRANSPORTATION

----------------------------------------------------------------------------------------------------
                                       Three Months Ended Sept. 30       Nine Months Ended Sept. 30
                                        2005       2004     Change       2005       2004      Change
----------------------------------------------------------------------------------------------------
Transportation costs ($000S)           $3,010     $2,028     48%        $7,740     $6,059       28%
Transportation costs per boe ($/BOE)   $ 1.13     $ 0.81     40%        $ 0.98     $ 0.84       17%
----------------------------------------------------------------------------------------------------

Higher transportation costs in 2005 result from a combination of increasing crude oil production and rising fuel costs. Costs increased from the prior quarter for similar reasons.

GENERAL AND ADMINISTRATIVE EXPENSES

----------------------------------------------------------------------------------------------------------
                                                    Three Months Ended            Nine Months Ended
                                                         Sept. 30                      Sept. 30
($000s, except where noted)                        2005      2004    Change     2005      2004     Change
General and administrative expenses               $7,279   $6,244       17%   $21,250   $17,620      21%
Capitalized general and administrative expenses     (755)    (614)      23%    (2,449)   (1,715)     43%
Operator recoveries                               (1,375)  (1,745)     -21%    (4,442)   (5,570)    -20%
----------------------------------------------------------------------------------------------------------
Total general and administrative expenses         $5,149   $3,885       33%   $14,359   $10,335      39%

General and administrative per boe ($/BOE)        $ 1.93    $1.55       25%   $  1.82   $  1.43      27%
----------------------------------------------------------------------------------------------------------

General and administrative costs during the three and nine months ended September 30, 2005 increased from comparable periods in 2004. This increase reflects the expanded activities of the Company and the overall increased cost of doing business in the current environment. The major components in the year over year increase were additional employee costs associated with increased personnel levels and a general increase in salaries necessary to attract and maintain qualified personnel in a very competitive industry. Additionally, costs resulting from the current regulatory environment, including Sarbanes Oxley Act related requirements, have increased general and administrative expenditures.

General and administrative costs for the third quarter, on a $/boe basis, are consistent with the second quarter of 2005.

INTEREST EXPENSE

-------------------------------------------------------------------------------------------------------------------
                                                 Three Months Ended Sept. 30         Nine Months Ended Sept. 30
 ($000s)                                          2005        2004 (1)    Change        2005        2004     Change

Interest on bank debt, net                       $2,614      $2,623          -       $ 7,159      $ 6,959       3%
Interest on Senior Notes                          4,986       4,668         7%        15,318       15,807       3%
-------------------------------------------------------------------------------------------------------------------
Interest charges                                  7,600       7,291         4%        22,477       22,766       1%
Finance charges                                     607         776       -22%         1,733        2,159     -20%
-------------------------------------------------------------------------------------------------------------------
Total interest and finance charges               $8,207      $8,067         2%       $24,210      $24,925      -3%
-------------------------------------------------------------------------------------------------------------------

Interest on the Senior Notes for the three months and nine months ended September 30, 2005 remained consistent with prior periods due to a decrease in margin rates offsetting an increase in BA rates.

DEPLETION AND DEPRECIATION

---------------------------------------------------------------------------------------------------------------
                                                 Three Months Ended Sept. 30      Nine Months Ended Sept. 30
                                                 2005        2004      Change      2005       2004     Change
Depletion and depreciation  ($000S)             $25,140     $21,688      16%    $74,499    $58,246       28%
Depletion and depreciation per boe ($/BOE)      $  9.41     $  8.65       9%    $  9.45    $  8.04       18%
---------------------------------------------------------------------------------------------------------------

Depletion and depreciation rates have risen in 2005, reflecting an overall increase in finding and development costs, including an increase in estimated future capital associated with proved non-producing and undeveloped reserves.

CAPITAL EXPENDITURES

--------------------------------------------------------------------------------------
                                                  Nine Months Ended Sept. 30
 ($000s)                                     2005          %           2004         %
Land and seismic                           $ 45,273       13         $ 28,078      13
Drilling and completions                    211,739       62          114,782      53
Production facilities                        65,809       20           51,707      24
Corporate acquisitions                            -        -           15,324       7
Property acquisitions                        17,199        5            5,078       3
--------------------------------------------------------------------------------------
Sub-total                                   340,020      100          214,969     100
MPP                                             598                    11,218
--------------------------------------------------------------------------------------
Total capital expenditures                 $340,618                  $226,187
--------------------------------------------------------------------------------------

Capital expenditures in 2005 have increased significantly over the comparative period in 2004, reflecting the Company's accelerated 2005 drilling program. Compton drilled a total of 277 wells during the nine month period ended September 30, 2005, as compared to 116 wells drilled during the comparative period in 2004. Drilling and completion costs on a per well basis in 2005 reflect a lower percentage of deeper and more costly wells drilled as compared to 2004.

High commodity prices have accelerated capital programs throughout the oil and gas industry, raising the demand and prices for drilling rigs, completion services and supplies. Wherever possible, Compton is undertaking initiatives such as bulk pipe purchases and streamlining well completions to mitigate rising costs.

Compton's 2005 capital budget before acquisitions was structured around a 390 well drilling program and a plan to outspend budgeted cash flow by $150 million. The Company expects to complete its 390 well drill program, however, with the increase in costs of goods and services previously discussed, capital expenditures will exceed the Company's original 2005 budget. Commodity prices in 2005 have also increased significantly from those initially projected and it is expected that the resulting increase in cash flow will largely offset increases in capital expenditures such that the Company's capital budget, before acquisitions, will continue to exceed cash flow by approximately $150 million.

RISK MANAGEMENT

The Company's financial results are impacted by external market risks associated with fluctuations in commodity prices, interest rates and the Canadian/U.S. currency exchange rate. The Company utilizes various financial instruments for non-trading purposes to manage and partially mitigate its exposure to these risks. Commodity price contracts are employed to manage risk associated with price volatility in order to protect cash flow for the Company's capital expenditure program.

Concurrent with the closing of the $U.S.165 million 9.90% Senior Notes offering in May of 2002, the Company negotiated a cross currency interest rate swap. The swap, which converted fixed rate U.S. dollar interest obligations into floating rate Canadian dollar interest obligations, was entered into to fix the exchange rate on interest payments and also to take advantage of lower floating interest rates.

Effective January 1, 2004, the Company elected to account for all derivative financial instruments using the mark-to-market method. Risk management (gains) and losses recognized during the quarter are summarized below:

--------------------------------------------------------------------------------------------------------------
                                                    Three Months Ended Sept. 30     Nine Months Ended Sept. 30
 ($000s)                                                2005            2004              2005           2004
Commodity contracts
               Realized loss                         $ 2,582         $ 2,801           $ 1,803        $ 6,208
               Unrealized loss (gain)                 28,172          (2,015)           32,858          4,174
Cross currency interest rate swap
               Realized loss (gain)                        -               -              (623)        (1,705)
               Unrealized loss (gain)                  7,496            (147)            2,072          1,910
--------------------------------------------------------------------------------------------------------------
Total risk management loss                           $38,250         $   639           $36,110        $10,587
--------------------------------------------------------------------------------------------------------------

Realized loss                                        $ 2,582         $ 2,801           $ 1,180        $ 4,503
Unrealized loss (gain)                                35,668          (2,162)           34,930          6,084
--------------------------------------------------------------------------------------------------------------
Total risk management loss                           $38,250         $   639           $36,110        $10,587
--------------------------------------------------------------------------------------------------------------

OUTSTANDING COMMODITY PRICE RISK MANAGEMENT CONTRACTS

The following table outlines commodity hedge transactions which were in place during the third quarter of 2005 and/or are currently in place.

----------------------------------------------------------------------------------------------------------
    COMMODITY                  TERM                     AMOUNT              AVERAGE PRICE           INDEX
Natural gas:
   Collar              Apr. 2005 - Oct. 2005          45,000 GJ/d          Cdn$6.28  -    $8.87     AECO
   Collar              May  2005 - Oct. 2005          10,000 GJ/d          Cdn$6.75  -    $9.33     AECO
   Collar              Nov. 2005 - Mar. 2006          40,000 GJ/d          Cdn$8.29  -   $12.14     AECO
   Fixed               Nov. 2005 - Mar. 2006          10,000 GJ/d                      Cdn$8.60     AECO
   Collar              Apr. 2006 - Oct. 2006          20,000 GJ/d          Cdn$7.75  -   $11.60     AECO

Crude oil:
   Collar              Jan. 2005 - Dec. 2005         1,000 bbls/d           U.S.$35.00 - $48.75     WTI
   Collar              Feb. 2005 - Dec. 2005           500 bbls/d           U.S.$43.00 - $49.51     WTI
   Collar              Jan. 2006 - Dec. 2006         2,000 bbls/d           U.S.$55.00 - $76.25     WTI
----------------------------------------------------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES

--------------------------------------------------------------------------------
 ($000s, except where noted)                        AS AT              As at
                                                SEPT. 30, 2005    Dec. 31, 2004
Working capital deficiency  (1)                       $ 35,144         $    603
Current bank debt                                            -          220,000
Long term bank debt                                    260,000                -
Senior Notes                                           191,582          198,594
--------------------------------------------------------------------------------
Total indebtedness                                    $486,726         $419,197

Shareholders' equity
   Capital stock                                      $226,119         $135,526
   Contributed surplus                                   7,611            3,840
   Retained earnings                                   323,311          284,712
--------------------------------------------------------------------------------
Total equity                                          $557,041         $424,078
Debt to cash flow (1) (2) (3)                             1.64             2.36
Debt to book capitalization (1)                            45%              50%
Debt to market capitalization (1)                          18%              25%
--------------------------------------------------------------------------------
(1) Working capital excludes unrealized risk management items.
(2) Debt includes current and long term portions.
(3) Based on Q3 annualized cash flow.

Compton expects funds generated from operations, proceeds from the common share equity issue in February 2005, minor non-operated property dispositions and funds available under the Company's bank credit facilities will be sufficient to fund operations and the Company's planned 2005 capital program.

LONG TERM BANK DEBT

On July 5, 2005, the Company's senior secured credit facilities were renewed and the authorized amount of the facilities was increased to $274 million from $240 million. The facilities reach term on July 5, 2006 and mature on July 6, 2007. Accordingly, the $260 million drawn on the facilities at September 30, 2005 has been classified as long term debt.

SENIOR NOTES

The Company has outstanding U.S.$165 million 9.90% Senior Notes. The principal amounts of these Notes are repayable in U.S. funds, therefore the value reported on the consolidated balance sheets will vary in response to movement in the Canadian/U.S. dollar exchange rate.

On October 31, 2005 Compton commenced a tender offer to purchase all of the Company's outstanding U.S.$165 million 9.90% Senior Notes.

QUARTERLY INFORMATION

The following table sets forth certain quarterly financial information of the Company for the eight most recent quarters.

-------------------------------------------------------------------------------------------------------------------
                                               2005                                          2004            2003
                                      Q3        Q2        Q1       Q4        Q3         Q2         Q1         Q4
TOTAL REVENUE (MILLIONS)            $  145    $  122    $  107    $  101     $  102    $   99    $   89     $   83
CASH FLOW (MILLIONS)                $   74    $   62    $   52    $   42     $   47    $   48    $   41     $   33
Per share - basic                   $ 0.58    $ 0.49    $ 0.43    $ 0.35     $ 0.40    $ 0.41    $ 0.35     $ 0.28
          - diluted                 $ 0.56    $ 0.47    $ 0.41    $ 0.33     $ 0.38    $ 0.39    $ 0.33     $ 0.27

NET EARNINGS (MILLIONS)             $   11    $   22    $   10    $   16     $   22    $    3    $   22     $   12
Per share - basic                   $ 0.09    $ 0.17    $ 0.08    $ 0.14     $ 0.19    $ 0.03    $ 0.19     $ 0.10
          - diluted                 $ 0.08    $ 0.17    $ 0.08    $ 0.13     $ 0.18    $ 0.02    $ 0.18     $ 0.10
ADJUSTED NET EARNINGS FROM
OPERATIONS (MILLIONS)               $   26    $   19    $   15    $    6     $   11    $   15    $   14     $    5

PRODUCTION
    Natural gas (MMCF/D)               130       130       130       128        123       122       120        123
    Liquids (BBLS/D)                 7,351     7,249     7,090     6,963      6,712     5,977     5,655      6,010
-------------------------------------------------------------------------------------------------------------------
    Total (BOE/D)                   29,041    28,877    28,714    28,204     27,268    26,295    25,717     26,484

AVERAGE PRICE (1)
    Natural gas (MMCF/D)            $ 8.46    $ 7.28    $ 6.60    $ 6.29     $ 6.48    $ 6.84    $ 6.25     $ 5.67
    Liquids (BBLS/D)                 64.75     54.20     46.23     42.88      46.60     42.75     40.03      34.37
-------------------------------------------------------------------------------------------------------------------
    Total ($/BOE)                   $54.31    $46.33    $41.25    $39.00     $40.78    $41.43    $38.04     $34.08
-------------------------------------------------------------------------------------------------------------------

(1) 2004 and 2003 amounts adjusted to exclude realized hedge losses and transportation charges.

2005 revenue and cash flow benefited from increased production volumes and higher realized prices throughout the year. Net income in the second quarter of 2005 rose due to a $6 million unrealized after tax risk management gain. Higher realized commodity prices in the third quarter of 2005 were offset by an unrealized after tax risk management loss of $22 million, reducing net income from the prior quarter.

================================================================================
COMPTON PETROLEUM CORPORATION
CONSOLIDATED BALANCE SHEETS
(thousands of dollars)
--------------------------------------------------------------------------------

                                                  SEPTEMBER 30,    December 31,
                                                           2005            2004
                                                  -------------    ------------
                                                    (unaudited)       (audited)
ASSETS

Current
    Cash                                          $   16,900       $   10,068
    Accounts receivable and other                    120,342          115,113
    Unrealized risk management gain (Note 11a)             -            1,985
                                                  ----------       ----------
                                                     137,242          127,166

Property and equipment                             1,447,683        1,178,550
Goodwill                                               7,914            7,914
Deferred financing charges and other                   8,281            9,729
Deferred risk management loss (Note 11b)               6,021            7,252
                                                  ----------       ----------

                                                  $1,607,141       $1,330,611
                                                  ==========       ==========
LIABILITIES

Current
    Bank debt (Note 2)                            $        -       $  220,000
    Accounts payable                                 172,386          125,483
    Unrealized risk management loss (Note 11a)        30,873                -
    Income taxes payable                                   -              301
                                                  ----------       ----------
                                                     203,259          345,784

Bank debt (Note 2)                                   260,000                -
Senior term notes (Note 3)                           191,582          198,594
Asset retirement obligations (Note 5)                 22,437           18,006
Unrealized risk management loss (Note 11c)            12,255           11,416
Future income taxes                                  290,856          261,196
Non-controlling interest (Note 6)                     69,711           71,537
                                                  ----------       ----------

                                                   1,050,100          906,533
                                                  ----------       ----------
SHAREHOLDERS' EQUITY

Capital stock (Note 7)                               226,119          135,526
Contributed surplus (Note 8a)                          7,611            3,840
Retained earnings                                    323,311          284,712
                                                  ----------       ----------
                                                     557,041          424,078
                                                  ----------       ----------
                                                  $1,607,141       $1,330,611
                                                  ==========       ==========

See accompanying notes to the consolidated financial statements.

================================================================================
COMPTON PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF EARNINGS
(unaudited) (thousands of dollars, except per share amounts)
--------------------------------------------------------------------------------

                                                  THREE MONTHS ENDED            NINE MONTHS ENDED
                                                     SEPTEMBER 30,                SEPTEMBER 30,
                                               -----------------------     -----------------------
                                                    2005          2004          2005          2004
                                               ---------     ---------     ---------     ---------
REVENUE
  Oil and natural gas revenues                 $ 145,114     $ 102,299     $ 373,451     $ 290,470
  Royalties                                      (35,716)      (24,647)      (89,193)      (67,929)
                                               ---------     ---------     ---------     ---------
                                                 109,398        77,652       284,258       222,541
                                               ---------     ---------     ---------     ---------
EXPENSES
  Operating                                       15,973        14,013        47,873        39,964
  Transportation                                   3,010         2,028         7,740         6,059
  General and administrative                       5,149         3,885        14,359        10,335
  Interest and finance charges (Note 4)            8,207         8,067        24,210        24,925
  Depletion and depreciation                      25,140        21,688        74,499        58,246
  Foreign exchange gain (Note 3)                 (10,638)      (12,609)       (7,006)       (4,672)
  Accretion of asset retirement obligations          544           433         1,416         1,261
  Stock-based compensation                         1,682           623         4,254         2,699
  Risk management loss (Note 11d)                 38,250           639        36,110        10,587
                                               ---------     ---------     ---------     ---------
                                                  87,317        38,767       203,455       149,404
                                               ---------     ---------     ---------     ---------

EARNINGS BEFORE TAXES AND
  NON-CONTROLLING INTEREST                        22,081        38,885        80,803        73,137
                                               ---------     ---------     ---------     ---------

Income taxes (Note 10)
  Current                                            535           410         1,474         2,680
  Future                                           8,480        14,306        31,056        21,795
                                               ---------     ---------     ---------     ---------
                                                   9,015        14,716        32,530        24,475
                                               ---------     ---------     ---------     ---------

EARNINGS BEFORE NON-CONTROLLING
  INTEREST                                        13,066        24,169        48,273        48,662
Non-controlling interest                           1,939         2,192         5,053         1,406
                                               ---------     ---------     ---------     ---------

NET EARNINGS                                   $  11,127     $  21,977     $  43,220     $  47,256
                                               =========     =========     =========     =========

NET EARNINGS PER SHARE (Note 9)
   Basic                                       $    0.09     $    0.19     $    0.35     $    0.40
                                               =========     =========     =========     =========

   Diluted                                     $    0.08     $    0.18     $    0.33     $    0.38
                                               =========     =========     =========     =========

================================================================================
COMPTON PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(unaudited) (thousands of dollars)
--------------------------------------------------------------------------------

                                                 THREE MONTHS ENDED         NINE MONTHS ENDED
                                                   SEPTEMBER 30,               SEPTEMBER 30,
                                            -----------------------     -----------------------
                                                 2005          2004          2005          2004
                                            ---------     ---------     ---------     ---------
RETAINED EARNINGS, beginning of period      $ 312,795     $ 249,049     $ 284,712     $ 224,569
Net earnings                                   11,127        21,977        43,220        47,256
Premium on redemption of shares (Note 7)         (611)         (553)       (4,621)       (1,352)
                                            ---------     ---------     ---------     ---------

RETAINED EARNINGS, end of period            $ 323,311     $ 270,473     $ 323,311     $ 270,473
                                            =========     =========     =========     =========

See accompanying notes to the consolidated financial statements.

================================================================================
COMPTON PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOW
(unaudited) (thousands of dollars)
--------------------------------------------------------------------------------

                                                   THREE MONTHS ENDED          NINE MONTHS ENDED
                                                      SEPTEMBER 30,              SEPTEMBER 30,
                                               -----------------------     -----------------------
                                                    2005          2004          2005          2004
                                               ---------     ---------     ---------     ---------
OPERATING ACTIVITIES
 Net earnings                                  $  11,127     $  21,977     $  43,220     $  47,256
  Amortization of deferred charges and
     Other                                           424           536         1,447         1,596
  Depletion and depreciation                      25,140        21,688        74,499        58,246
  Accretion of asset retirement obligations          544           433         1,416         1,261
  Unrealized foreign exchange gain               (10,642)      (12,623)       (7,012)       (4,703)
  Future income taxes                              8,480        14,306        31,056        21,795
  Unrealized risk management loss (gain)          35,668        (2,162)       34,930         6,084
  Stock-based compensation                         1,682           623         4,254         2,699
  Asset retirement expenditures                     (173)          (79)         (391)          (91)
  Non-controlling interest                         1,939         2,192         5,053         1,406
                                               ---------     ---------     ---------     ---------
 CASH FLOW FROM OPERATIONS                        74,189        46,891       188,472       135,549

 Change in non-cash working capital               (3,669)        4,786        (3,368)       (2,852)
                                               ---------     ---------     ---------     ---------
                                                  70,520        51,677       185,104       132,697
                                               ---------     ---------     ---------     ---------

FINANCING ACTIVITIES
  Issuance of bank debt                           38,000       (21,000)       40,000         8,323
  Proceeds from share issuances (net)                885           511        89,421         2,772
  Proceeds from partnership unit issuance              -        74,043             -        74,043
  Distribution to partner                         (2,293)       (3,822)       (6,879)       (3,822)
  Redemption of common shares                       (704)         (651)       (5,328)       (1,600)
  Change in non-cash working capital               5,028         4,403         4,850         4,007
                                               ---------     ---------     ---------     ---------
                                                  40,916        53,484       122,064        83,723
                                               ---------     ---------     ---------     ---------

INVESTING ACTIVITIES
  Property and equipment additions              (151,784)      (67,919)     (323,027)     (205,482)
  Corporate acquisitions                               -             -             -        (6,441)
  Property acquisitions                           (1,530)       (2,085)      (17,199)       (4,552)
  Change in non-cash working capital              51,046       (22,084)       39,890        (1,776)
                                               ---------     ---------     ---------     ---------
                                                (102,268)      (92,088)     (300,336)     (218,251)
                                               ---------     ---------     ---------     ---------

CHANGE IN CASH                                     9,168        13,073         6,832        (1,831)
CASH, beginning of period                          7,732           644        10,068        15,548
                                               ---------     ---------     ---------     ---------

CASH, end of period                            $  16,900     $  13,717     $  16,900     $  13,717
                                               =========     =========     =========     =========

See accompanying notes to the consolidated financial statements.

================================================================================
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated) September 30, 2005
--------------------------------------------------------------------------------


1.     BASIS OF PRESENTATION

Compton Petroleum Corporation (the "Company") is in the business of exploration for and production of petroleum and natural gas reserves in the Western Canada Sedimentary Basin.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The consolidated financial statements also include the accounts of Mazeppa Processing Partnership in accordance with Accounting Guideline 15 ("AcG-15"), Consolidation of Variable Interest Entities, as outlined in Note 6.

The consolidated interim financial statements of the Company have been prepared by Management in accordance with accounting principles generally accepted in Canada. Certain information and disclosure normally required in the notes to annual consolidated financial statements have been condensed or omitted. The consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2004. The consolidated interim financial statements have been prepared following the same accounting policies and methods of computation as the audited consolidated financial statements for the year ended December 31, 2004.

All amounts are presented in Canadian dollars unless otherwise stated.

2.     CREDIT FACILITIES

                                            SEPTEMBER 30,         December 31,
                                                    2005                 2004
                                         ---------------      ---------------
  Authorized                             $       274,000      $       240,000
                                         ===============      ===============
  Prime rate                             $         8,100      $         3,000
  Bankers' acceptance                            251,900              217,000
                                         ---------------      ---------------
  Utilized                               $       260,000      $       220,000
                                         ===============      ===============

As at September 30, 2005, the Company had arranged authorized senior credit facilities with a syndicate of Canadian banks in the amount of $274 million. Advances under the facilities can be drawn and currently bear interest plus margin as follows:

       Prime rate plus 0.15%
       Bankers' Acceptance rate plus 1.15%
       LIBOR rate plus 1.15%

Margins are determined based on the ratio of total consolidated debt to consolidated cash flow.

Subsequent to September 30, 2005, the facilities were increased to $289 million. The facilities reach term on July 5, 2006 and mature 366 days later on July 6, 2007. Consequently, they have been classified as long-term liabilities at September 30, 2005.

The senior credit facilities are secured by a first fixed and floating charge debenture in the amount of $600.0 million covering all the Company's assets and undertakings.

3.  SENIOR TERM NOTES

                                                  SEPTEMBER 30,   December 31,
                                                          2005           2004
                                                  ------------    -----------

Senior term notes (U.S. $165.0 million)
  Proceeds on issuance                            $    259,051    $   259,051
  Cumulative unrealized foreign exchange gain          (67,469)       (60,457)
                                                  ------------    -----------
                                                  $    191,582    $   198,594
                                                  ============    ===========

The senior term notes bear interest, payable semi-annually, at 9.90% with principal repayable on May 15, 2009 and are subordinate to the Company's credit facilities.

The notes are not redeemable prior to May 15, 2006, except in limited circumstances. After that time, they can be redeemed in whole or part, at the rates indicated below:

       May 15, 2006                                    104.950%
       May 15, 2007                                    102.475%
       May 15, 2008 and thereafter                     100.000%

Subsequent to September 30, 2005, as discussed in Note 13 to these consolidated interim financial statements, the Company launched an offer to purchase all of these 9.90% senior term notes.

The Company entered into a cross currency, interest rate swap arrangement with its banking syndicate whereby interest paid by the Company on the U.S. $165.0 million principal amount is based upon the 90 day Bankers' Acceptance rate plus 4.85%, calculated on the $259.0 million proceeds of issuance. This arrangement resulted in an effective interest rate of 7.58% during the period ended September 30, 2005 (September 30, 2004 - 6.98%) net of gains realized on the swap arrangement.

The unrealized foreign exchange gain recognized for the nine months ended September 30, 2005 was $7.0 million (September 30, 2004 - $4.7 million), and the accumulated unrealized gain to September 30, 2005 is $67.5 million.

4. INTEREST AND FINANCE CHARGES

Amounts charged to expense during the period ended are as follows:

                                    THREE MONTHS ENDED     NINE MONTHS ENDED
                                       SEPTEMBER 30,         SEPTEMBER 30,
                                    ------------------    ------------------
                                       2005       2004       2005       2004
                                    -------    -------    -------    -------

Interest on bank debt, net          $ 2,614    $ 2,623    $ 7,159    $ 6,959
Interest on senior term notes         4,986      4,668     15,318     15,807
Finance charges                         607        776      1,733      2,159
                                    -------    -------    -------    -------
                                    $ 8,207    $ 8,067    $24,210    $24,925
                                    =======    =======    =======    =======

Finance charges include the amortization of deferred charges and current year expenses.

5.     ASSET RETIREMENT OBLIGATIONS

The following table presents a reconciliation of the beginning and ending aggregate carrying amount of the obligations associated with the retirement of oil and gas assets:

                                                   SEPTEMBER 30,    December 31,
                                                           2005            2004
                                                   -------------    ------------

Asset retirement obligations, beginning of year        $ 18,006        $ 17,329
   Liabilities incurred                                   3,928           3,357
   Liabilities settled and disposed                        (913)         (4,350)
   Accretion expense                                      1,416           1,670
                                                       --------        --------

Asset retirement obligations, end of period            $ 22,437        $ 18,006
                                                       ========        ========


6.     NON-CONTROLLING INTEREST

Mazeppa Processing Partnership ("MPP" or "the Partnership") is a limited partnership organized under the laws of the province of Alberta and owns certain midstream facilities, including gas plants and pipelines in Southern Alberta. The Company processes a significant portion of its production from the area through these facilities pursuant to a processing agreement with MPP. The Company does not have an ownership position in MPP, however, the Company, through a management agreement, manages the activities of MPP and is considered to be the primary beneficiary of MPP's operations. Pursuant to AcG-15, these consolidated financial statements include the assets, liabilities and operations of the Partnership. Equity in the Partnership, attributable to the partners of MPP, is recorded on consolidation as a non-controlling interest and is comprised of the following:

                                                   SEPTEMBER 30,    December 31,
                                                           2005            2004
                                                   -------------    ------------

Non-controlling interest, beginning of year            $ 71,537        $   (110)
   Proceeds from issue of partnership units, net              -          74,343
   Earnings attributable to non-controlling interest      5,053           3,418
   Distributions to limited partner                      (6,879)         (6,114)
                                                       --------        --------

Non-controlling interest, end of period                $ 69,711        $ 71,537
                                                       ========        ========

MPP has guaranteed payment of certain obligations of its limited partner under a credit agreement between the limited partner and a syndicate of lenders. The maximum liability of the Partnership under the guarantee is limited to amounts due and payable to MPP by the Company pursuant to the processing agreement. The processing agreement has a five year term ending April 1, 2009, at which time Compton may renew the agreement, purchase the Partnership units or allow the sale of the Partnership units to a third party. The maximum liability at September 30, 2005 is $32.9 million. The Company has determined that its exposure to loss under these arrangements is minimal, if any.

7.     CAPITAL STOCK

ISSUED AND OUTSTANDING

                                             SEPTEMBER 30, 2005                   December 31, 2004
                                      ------------------------------     ----------------------------
                                         NUMBER                            Number
                                       OF SHARES          AMOUNT          of shares        Amount
                                      -------------     ------------     ------------     -----------
                                         (000s)                            (000s)
Common shares outstanding,
  beginning of year                        117,354     $    135,526          116,423     $   131,577
  Shares issued for cash, net                7,500           87,294                -               -
  Shares issued for property                     -                -              110             875
  Shares issued under stock
    option plan                              2,823            4,006            1,271           3,589
  Shares repurchased                          (464)            (707)            (450)           (515)
                                      -------------     ------------     ------------     -----------

Common shares outstanding,
  end of period                            127,213     $    226,119          117,354     $   135,526
                                      =============    =============     ===========     ===========

In February 2005, the Company issued 7,500,000 common shares for gross proceeds of $90.0 million before underwriters' fees and issue expenses of $4.1 million before tax.

On March 15, 2005, the Company received regulatory approval for a new Normal Course Issuer Bid commencing March 17, 2005 and ending on March 16, 2006. Under the bid, the Company may purchase for cancellation up to 6,200,000 of its common shares, representing approximately 5.0% of the issued and outstanding common shares as of March 9, 2005. During the nine months ended September 30, 2005, the Company purchased for cancellation 463,900 common shares at an average price of $11.49 per share (December 31, 2004 - 450,100 shares at an average price of $8.90 per share) pursuant to the normal course issuer bid. The excess of the purchase price over book value has been charged to retained earnings.


8. STOCK-BASED COMPENSATION PLANS

a)     STOCK OPTION PLAN

The Company has implemented a stock option plan for Directors, Officers and employees. The exercise price of each option approximates the market price for the common shares on the date the option was granted. Options granted under the plan before June 1, 2003 are generally fully exercisable after four years and expire ten years after the grant date. Options granted under the plan after June 1, 2003 are generally fully exercisable after four years and expire five years after the grant date.

The following tables summarize the information relating to stock options:

                                          SEPTEMBER 30, 2005               December 31, 2004
                                       -------------------------     ------------------------
                                                     WEIGHTED                     Weighted
                                                      AVERAGE                      average
                                        STOCK        EXERCISE         Stock       exercise
                                       OPTIONS         PRICE         options        price
                                       -----------   -----------     ----------   -----------
                                       (000s)                        (000s)
Outstanding, beginning of year             11,655   $      3.51         10,672   $      2.54
   Granted                                  2,769   $     11.77          2,549   $      7.34
   Exercised                               (2,823)  $      1.25         (1,271)  $      2.56
   Cancelled                                 (177)  $      8.11           (295)  $      5.26
                                       -----------   -----------     ----------   -----------

Outstanding, end of period                 11,424   $      6.01         11,655   $      3.51
                                       ===========  ===========      ==========  ===========

Exercisable, end of period                  6,144   $      3.29          7,812   $      2.19
                                       ===========  ===========      ==========  ===========

The range of exercise prices of stock options outstanding and exercisable at September 30, 2005 is as follows:

                                         Outstanding Options                        Exercisable Options
                            ---------------------------------------------     ---------------------------
                                               Weighted
                                               average         Weighted                       Weighted
                              Number of       remaining         average         Number of      average
                               options       contractual       exercise          options      exercise
Range of exercise prices     outstanding    life (years)         price         outstanding      price
--------------------------- ------------    --------------   ------------     ------------   ------------
                              (000s)                                            (000s)
$0.80 - $2.99                     2,694          2.9        $       1.55            2,694   $       1.55
$3.00 - $3.99                     1,529          5.6        $       3.46            1,248   $       3.40
$4.00 - $4.99                     1,605          6.4        $       4.30            1,217   $       4.24
$5.00 - $6.99                     1,218          3.2        $       5.87              545   $       5.91
$7.00 - $9.99                     1,499          3.6        $       7.61              416   $       7.55
$10.00 - $12.99                   2,707          4.5        $      11.58                9   $      10.76
$13.00 - $15.05                     172          4.9        $      13.58               15   $      13.44
                            ------------    --------------   ------------     ------------   ------------
                                 11,424          4.3        $       6.01            6,144   $       3.29
                            ============    ==============   ============     ============   ============

The Company has recorded stock-based compensation expense in the consolidated statement of earnings for stock options granted to Directors, Officers and employees after January 1, 2003 using the fair value method.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

                                                   THREE MONTHS ENDED      NINE MONTHS ENDED
                                                      SEPTEMBER 30,           SEPTEMBER 30,
                                                  --------------------  --------------------
                                                       2005       2004       2005       2004
                                                  ---------  ---------  ---------  ---------
Weighted average fair value of options granted    $    5.82  $    3.71  $    5.39  $    3.57
Risk-free interest rate                                 3.4%       4.0%       3.6%       3.9%
Expected life (years)                                   5.0        5.0        5.0        5.0
Expected volatility                                    42.8%      48.1%      43.9%      49.9%


The following table presents the reconciliation of contributed surplus with respect to stock-based compensation:

                                           SEPTEMBER 30,    December 31,
                                                   2005            2004
                                           ------------     -----------

Contributed surplus, beginning of year          $ 3,840         $   760
Stock-based compensation expense                  4,254           3,410
Stock options exercised                            (483)           (330)
                                                -------         -------

Contributed surplus, end of period              $ 7,611         $ 3,840
                                                =======         =======


b) SHARE APPRECIATION RIGHTS PLAN

CICA Handbook section 3870 requires recognition of compensation costs with respect to changes in the intrinsic value for the variable component of fixed share appreciation rights ("SARs"). During the periods ended September 30, 2005 and 2004, there were no significant compensation costs related to the outstanding variable component of these SARs. The liability related to the variable component of these SARs amounts to $1.5 million, which is included in accounts payable as at September 30, 2005 (December 31, 2004 - $1.7 million). All outstanding SARs having a variable component expire at various times through 2011.

9.     PER SHARE AMOUNTS

The following table summarizes the common shares used in calculating earnings per common share:

                                  THREE MONTHS ENDED     NINE MONTHS ENDED
                                      SEPTEMBER 30,         SEPTEMBER 30,
                                  ------------------    ------------------
                                     2005       2004       2005       2004
                                  -------    -------    -------    -------
                                   (000s)     (000s)     (000s)      (000s)

Weighted average common
  shares outstanding - basic      127,103    117,424    125,083    117,183
Effect of stock options             6,364      6,612      5,831      6,439
                                  -------    -------    -------    -------

Weighted average common
  shares outstanding - diluted    133,467    124,036    130,914    123,622
                                  =======    =======    =======    =======

10.    INCOME TAXES

The following table reconciles income taxes calculated at the Canadian statutory rate with actual income taxes:

                                       THREE MONTHS ENDED          NINE MONTHS ENDED
                                          SEPTEMBER 30,               SEPTEMBER 30,
                                    ----------------------      ----------------------
                                        2005          2004          2005          2004
                                    --------      --------      --------     ---------
Earnings before taxes and
  non-controlling interest          $ 22,081      $ 38,885      $ 80,803      $ 73,137
                                    --------      --------      --------      --------

Canadian statutory rate                37.6%         38.6%         37.6%         38.6%
Expected income taxes               $  8,302      $ 15,010      $ 30,382      $ 28,231
Effect on taxes resulting from:
  Non-deductible crown charges         4,587         5,194        10,568        14,549
  Resource allowance                  (3,124)       (3,610)       (7,901)      (10,822)
  Non-deductible stock-based
     Compensation                        633           240         1,601         1,042
  Federal capital tax                    535           610         1,444         1,900
  Effect of tax rate changes               -             -        (1,908)       (8,359)
  Non-taxable portion of foreign
     exchange (gain)                  (2,002)       (2,439)       (1,319)         (909)
  Other                                   84          (289)         (337)       (1,157)
                                    --------      --------      --------      --------

Provision for income taxes          $  9,015      $ 14,716      $ 32,530      $ 24,475
                                    ========      ========      ========      ========

Current
  Income taxes                      $      -      $   (200)     $     30      $    780
  Federal capital tax                    535           610         1,444         1,900
Future                                 8,480        14,306        31,056        21,795
                                    --------      --------      --------      --------

                                    $  9,015      $ 14,716      $ 32,530      $ 24,475
                                    ========      ========      ========      ========

Effective tax rate                     40.8%         37.8%         40.3%         33.5%
                                    ========      ========      ========      ========

A significant portion of the Company's taxable income is generated by a partnership. Income taxes are incurred on the partnership's taxable income in the year following its inclusion in the Company's consolidated net earnings. Current income tax will vary and is dependent upon the amount of capital expenditures incurred and the method of deployment.

11.    FINANCIAL INSTRUMENTS

DERIVATIVE FINANCIAL INSTRUMENTS AND RISK MANAGEMENT ACTIVITIES

The Company is exposed to risks from fluctuations in commodity prices, interest rates and Canada/U.S. currency exchange rates. The Company utilizes various derivative financial instruments for non-trading purposes to manage and mitigate its exposure to these risks. Effective January 1, 2004, the Company elected to account for all derivative financial instruments using the mark-to-market method.

Risk management activities during the period, utilizing derivative instruments, relate to commodity price hedges and cross currency interest rate swap arrangements and are summarized below:

a) COMMODITY PRICE HEDGES

      The Company enters into hedge transactions relating to crude oil and natural gas prices to mitigate volatility in commodity prices and the resulting impact on cash flow. The contracts entered into are forward transactions providing the Company with a range of prices on the commodities sold. Outstanding hedge contracts and the associated unrealized, mark-to-market gains or losses at September 30, 2005 are:

                                                  DAILY
                                                 NOTIONAL                              MARK-TO-
     COMMODITY                    TERM            VOLUME           PRICES RECEIVED      MARKET
     ---------                    ----            ------           ---------------      ------
     Natural gas
        Collar             Apr. 05 - Oct. 05   52,381 mcf    $6.68/mcf - $9.40/mcf     $   (3,393)
        Collar             Nov. 05 - Mar. 06   38,095 mcf    $8.66/mcf - $12.50/mcf       (13,522)
        Fixed              Nov. 05 - Mar. 06    9,524 mcf    $9.03/mcf                     (7,403)
        Collar             Apr. 06 - Oct. 06   19,048 mcf    $8.14/mcf - $12.18/mcf        (2,921)
                                                                                       ----------
                                                                                          (27,239)
                                                                                       ----------
     Crude oil
        Collar             Jan. 05 - Dec. 05   1,500 bbls    U.S.$37.67/bbl -              (2,774)
                                                             U.S.$49.00/bbl
        Collar             Jan. 06 - Dec. 06   2,000 bbls    U.S.$55.00/bbl -                (860)
                                                             U.S.$76.25/bbl
                                                                                       ----------
                                                                                           (3,634)
                                                                                       ----------

     Unrealized hedge loss                                                             $  (30,873)
                                                                                       ==========

      At December 31, 2004, the unrealized hedge gain on outstanding commodity contracts was $2.0 million.

b)    DEFERRED RISK MANAGEMENT LOSS

      As at January 1, 2004, the Company recorded a liability and a deferred risk management loss of $10.9 million relating to then outstanding commodity hedges and the interest rate swap. The deferred loss is being amortized to earnings over the life of the contracts outstanding at the time of initial measurement. During period ended September 30, 2005, a $1.2 million risk management loss (September 30, 2004 - $2.7 million) has been included in earnings and the unamortized balance at September 30, 2005 is $6.0 million (December 31, 2004 - $7.3 million).

c)    CROSS CURRENCY INTEREST RATE SWAP

      Concurrent with the closing of the senior notes offering, the Company entered into interest rate swap arrangements with its banking syndicate that converted fixed rate U.S. dollar denominated interest obligations into floating rate Canadian dollar denominated interest obligations. At September 30, 2005, the Company valued the liability relating to future unrealized losses on the swap arrangements to be $12.3 million (December 31, 2004 - $11.4 million) on a mark-to-market basis.

d)    RISK MANAGEMENT (GAINS) LOSSES

      The following table summarizes (gains) and losses recognized during the year relating to the foregoing:

                                                   THREE MONTHS ENDED SEPTEMBER 30,
                                         -----------------------------------------------------
                                         COMMODITY       INTEREST        2005            2004
                                         CONTRACTS      RATE SWAP       TOTAL           Total
                                         -----------    ------------   -----------    --------
      Unrealized
         Amortization of deferred
         loss                           $         -    $        410   $       410    $   (974)
         Change in fair value                28,172           7,086        35,258      (1,188)
                                         -----------    ------------   -----------    --------
                                             28,172           7,496        35,668      (2,162)
      Realized
         Cash settlements                     2,582               -         2,582       2,801
                                         -----------    ------------   -----------    --------

      Total loss                        $    30,754    $      7,496   $    38,250    $    639
                                         ===========    ============   ===========    ========

                                                     NINE MONTHS ENDED SEPTEMBER 30,
                                         -----------------------------------------------------
                                         COMMODITY       INTEREST        2005            2004
                                         CONTRACTS      RATE SWAP       TOTAL           Total
                                         -----------    ------------   -----------    --------
      Unrealized
         Amortization of deferred
         loss                           $         -    $      1,231   $     1,231    $  2,732
         Change in fair value                32,858             841        33,699       3,352
                                         -----------    ------------   -----------    --------
                                             32,858           2,072        34,930       6,084
      Realized
         Cash settlements                     1,803            (623)        1,180       4,503
                                         -----------    ------------   -----------    --------

      Total loss                        $    34,661    $      1,449   $    36,110    $ 10,587
                                         ===========    ============   ===========    ========


12. SUPPLEMENTAL CASH FLOW INFORMATION

Amounts actually paid during the period relating to interest and current income taxes are as follows:

                                        THREE MONTHS ENDED    NINE MONTHS ENDED
                                           SEPTEMBER 30,         SEPTEMBER 30,
                                        ------------------    ------------------
                                           2005       2004       2005       2004
                                        -------    -------    -------    -------

Interest paid                           $ 3,486    $ 2,801    $18,194    $15,936
Current income taxes paid                   669      1,369      2,070      2,345
                                        -------    -------    -------    -------

                                        $ 4,155    $ 4,170    $20,264    $18,281
                                        =======    =======    =======    =======

13.   SUBSEQUENT EVENT

On October 31, 2005 Compton commenced a tender offer to purchase all of the Company's outstanding U.S.$165 million 9.90% Senior Notes.

CONFERENCE CALL

Compton will be conducting a conference call and audio webcast Friday, November 11, 2005 at 7:45 a.m. Mountain Standard Time (9:45 a.m. EST) to discuss the Company's 2005 third quarter financial and operating results. To participate in the conference call, please contact the Conference Operator at 7:35 a.m. (MST), ten minutes prior to the call.

Conference Operator Dial-in Number:   Toll-Free 1-800-814-4862
                        Local Toronto: 1-416-644-3424
Audio webcast URL: http://www.newswire.ca/en/webcast/
                        viewevent.cgi?eventid=1277760

The audio replay will be available two hours after the conclusion of the conference call and will be accessible until November 18, 2005. Callers may dial toll-free 1-877-289-8525 and enter access code 21158369 (followed by the pound key).

Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development and production of natural gas, natural gas liquids and crude oil in the Western Canada Sedimentary Basin. The Company's common shares are listed and traded on the Toronto Stock Exchange (TSX) under the symbol "CMT" and is included in both the TSX Composite Index and the TSX MidCap Index. Compton completed the application to list its common shares for trading on the New York Stock Exchange ("NYSE") and the NYSE has authorized the Company's application. The Company's capital stock is expected to begin trading on the NYSE in December under the ticker symbol "CMZ."

For further information: Compton Petroleum Corporation, E.G. Sapieha, President & CEO, N.G. Knecht, VP Finance & CFO, or C.M. King, Manager, Investor Relations.
Telephone: (403) 237-9400, Fax (403) 237-9410.

Website : www.comptonpetroleum.com      Email: investorinfo@comptonpetroleum.com